EXHIBIT 99


The assets of the Fund were merged into a corresponding series of the Lincoln Variable Insurance Products Trust on 4/30/03. This NSAR filing reflects the Fund's activity between 1/1/03 and 4/30/03. Fund was diversified prior to the merger. All Balance Sheet accounts were zero as of 6/30/03, the NSAR filing date.